Mail Stop 4561

March 12, 2008

Paul Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098

      RE: **Flagstar Bancorp, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 1, 2007
                Form 10-Q for the Quarterly Period Ended March 31, 2007
                Filed May 8, 2007
                Form 10-Q for the Quarterly Period Ended September 30, 2007
                Filed November 8, 2007
                File No. 001-16577

Dear Mr. Borja,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Paul Cline
                    Senior Accountant